UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Temple-Inland Inc.

(Name of Issuer)

Common Stock, Par Value $1.00

(Title of Class of Securities)

879868107

(CUSIP Number)

Marc Weitzen, Esq.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4388

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 879868107

1	Name of Reporting Person High River Limited Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,225,671

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,225,671

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,671

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.09%

14	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Hopper Investments LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,225,671

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,225,671

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,671

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.09%

14	Type of Reporting Person* OO

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Barberry Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,225,671

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,225,671

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,671

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.09%

14	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Icahn Partners Master Fund LP S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,960,904

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,960,904

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,960,904

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.78%

14	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Icahn Partners Master Fund II L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 806,076

	8	Shared Voting Power 0

	9	Sole Dispositive Power 806,076

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 806,076

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.76%

14	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Icahn Partners Master Fund III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 308,794

	8	Shared Voting Power 0

	9	Sole Dispositive Power 308,794

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 308,794

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.29%

14	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Icahn Offshore LP S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 4,075,774

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,075,774

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,075,774

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 3.83%

14	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Icahn Partners LP S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,156,165

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,156,165

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,165

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.97%

14	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Icahn Onshore LP S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 3,156,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,156,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,156,165

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.97%

14	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Icahn Capital LP S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,231,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,231,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,231,939

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.80%

14	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person IPH GP LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,231,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,231,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,231,939

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.80%

14	Type of Reporting Person* OO

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Icahn Enterprises Holdings L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,231,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,231,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,231,939

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.80%

14	Type of Reporting Person* PN

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Icahn Enterprises G.P. Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,231,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,231,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,231,939

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.80%

14	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Beckton Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,231,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,231,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,231,939

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.80%

14	Type of Reporting Person* CO

SCHEDULE 13D

CUSIP No. 879868107

1.	Name of Reporting Person Carl C. Icahn S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 9,457,610

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,457,610

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,457,610

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.90%

14	Type of Reporting Person* IN

SCHEDULE 13D

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 22, 2007, as previously amended (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $1.00 (the “Shares”), issued by Temple-Inland Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 9,457,610 Shares, representing approximately 8.90% of the Issuer’s outstanding Shares (based upon the 106,321,325 Shares stated to be outstanding as of June 28, 2008 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 4, 2008).

(b) High River has sole voting power and sole dispositive power with regard to 2,225,671 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 2,960,904 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises, Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 806,076 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises, Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 308,794 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises, Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,156,165 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises, Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises, Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises, Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises, Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises, Enterprises GP, Beckton

and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on Schedule 13D. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares Purchased (Sold)	Price Per Share / Exercise Price
High River	09/10/08	(17,776)	18.7072
High River	09/11/08	(160,000)	18.3509
High River	09/12/08	(4,000)	18.8329

Icahn Partners	09/10/08	(37,896)	18.7072
Icahn Partners	09/11/08	(248,414)	18.3509
Icahn Partners	09/12/08	(6,013)	18.8329

Icahn Master	09/10/08	(1) (33,209)	(2) 6.3673
Icahn Master	09/11/08	(1) (284,359)	(2) 6.0110
Icahn Master	09/12/08	(1) (6,884)	(2) 6.4930
Icahn Master	10/15/08	(3) 2,960,904	$12.35

Icahn Master II	09/11/08	(1) (79,969)	(2) 6.0110
Icahn Master II	09/12/08	(1) (2,248)	(2) 6.4930
Icahn Master II	10/15/08	(3) 806,076	$12.35

Icahn Master III	09/11/08	(1) (27,258)	(2) 6.0110
Icahn Master III	09/12/08	(1) (855)	(2) 6.4930
Icahn Master III	10/15/08	(3) 308,794	$12.35

(1) Shares subject to call option contracts sold. (2) Consideration received for each Share subject to call option contracts sold. (3) Shares acquired upon exercise of call options.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The first paragraph of Item 6 of the Initial 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with counterparties, which agreements provide that the profit to the Reporting Persons shall be based upon the increase in value of the Shares and the loss to the Reporting Persons shall be based upon the decrease in the value of the Shares, during the period from inception of the applicable agreement to its termination. The agreements provide that they settle in cash. In addition to the Shares which they beneficially own as shown in Item 5 above, the Reporting Persons currently have long economic exposure to an aggregate of 2,531,760 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

Signature

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2008

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, general partner
By: Barberry Corp., sole member

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By: Barberry Corp., sole member

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II L.P.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III L.P.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN OFFSHORE LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN PARTNERS LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN ONSHORE LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By: IPH GP LLC, general partner
By: Icahn Enterprises Holdings L.P., general partner
By: Icahn Enterprises G.P. Inc., general partner

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

IPH GP LLC

By: Icahn Enterprises Holdings L.P., general partner
By: Icahn Enterprises G.P. Inc., general partner

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., general partner

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 9 to Schedule 13D – Temple-Inland Inc.]